                                  SCHEDULE 13D

                                (Rule 13d-101)

 Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          divine interVentures, inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  255404-10-5
        _______________________________________________________________
                                (CUSIP Number)


                             Andrew J. Filipowski
             3333 Warrenville Rd., Lisle, IL 60532, (630) 799-7500
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 18, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 255404-10-5                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY)

      Andrew J. Filipowski
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
 2
      (See Instructions)                                          (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          876,344 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,407,819 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          876,344 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,407,819 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,284,163 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 255404-10-5                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY)

      AJF-1999 Trust U/A/D 5/20/99
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
 2
      (See Instructions)                                          (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,407,819 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,407,819 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,407,819 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 255404-10-5                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY)

      Robinwood Management Company LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
 2
      (See Instructions)                                          (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          113,845 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          113,845 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      113,845 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 255404-10-5                                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY)

      Robinwood Investment Company L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
 2
      (See Instructions)                                          (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          113,845 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          113,845 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      113,845 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 255404-10-5                                    PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY)

      Platinum Construction Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
 2
      (See Instructions)                                          (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          333,333 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          333,333 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      333,333 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement") of Andrew J. Filipowski ("Mr. Filipowski"), relates to the class A common stock, par value $.001 per share (the "Class A Common Stock"), of divine interVentures, inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 3333 Warrenville Road, Lisle, Illinois 60532.

     On July 18, 2000, the Company consummated its initial public offering of 14,285,000 shares of Class A Common Stock (the "Initial Public Offering") for $9.00 per share, less underwriting discounts and commissions, and concurrently consummated private placements of 7,257,455 shares of Class A Common Stock and 23,288,511 shares of the Company's non-voting class C convertible common stock, $0.001 par value per share ("the Concurrent Private Placements"). The disclosure in this Statement on Schedule 13D reflects the completion of the Initial Public Offering and the Concurrent Private Placements in addition to the following: (i) a one-for-six reverse stock split of the Class A Common Stock and the Company's class B common stock which was effected before the completion of the Initial Public Offering; (ii) the conversion of each share of the Company's class B common stock into one share of Class A Common Stock after completion of the reverse stock split and upon completion of the Initial Public Offering; and (iii) the conversion of each share of each series of the Company's convertible preferred stock into one-sixth of a share of Class A Common Stock upon completion of the Initial Public Offering.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c), and (f). This Statement is being filed by Mr. Filipowski, the AJF-1999 Trust U/A/D 5/20/99 ("Trust"), Robinwood Management Company, LLC ("Robinwood LLC"), Robinwood Investment Company, L.P. ("Robinwood LP"), and Platinum Construction Corp. ("Platinum Construction"). Mr. Filipowski, the Trust, Robinwood LLC, Robinwood LP, and Platinum Construction are collectively referred to herein as the "Reporting Persons." Mr. Filipowski's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of the Company. The business address of Mr. Filipowski is 3333 Warrenville Road, Lisle, Illinois 60532. Mr. Filipowski is a citizen of the United States of America. The Trust is a revocable trust formed by Mr. Filipowski for his sole benefit which is governed by Illinois law. Mr. Filipowski is the co-trustee of the Trust and shares the power to direct the vote and disposition of the shares of Class A Common Stock held by the Trust. Pursuant to the terms of the trust agreement for the Trust, however, Mr. Filipowski can declare himself to be the sole trustee of the Trust or change the trustee, revise the terms of the trust agreement, or revoke the Trust at any time. Mr. Filipowski is President of Robinwood LP, a Delaware limited partnership. Robinwood Gift Trust U/A/D 3/30/99, of which certain of Mr. Filipowski's family members are the beneficiaries, owns 99% of the limited partnership interests and the remaining 1% is held by Robinwood LLC, the general partner of Robinwood LP. The Trust and Mr. Filipowski's wife are the only members of Robinwood LLC and together they own 100% of the issued and outstanding capital stock of Robinwood LLC. The business address of Robinwood LP and Robinwood LLC is 3333 Warrenville Road, Lisle, Illinois 60532. Mr. Filipowski is the Chairman of the Board, President, and a majority shareholder of Platinum Construction, a North Carolina corporation.

The business address of Platinum Construction is 100 Cambridge Plaza Dr., Winston-Salem, NC 27104.

     (d) and (e). During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares beneficially owned by Mr. Filipowski, individually and through the Trust, were purchased with personal funds.

     On December 14, 1999, Platinum Construction purchased 200,000 shares of the Company's series C convertible preferred stock, $.001 par value per share, for consideration of $200,000.00, which shares were converted into 33,333 shares of Class A Common Stock concurrently with the Initial Public Offering. Platinum Construction used its general working capital to purchase these shares. On March 24, 2000, Robinwood LLC purchased 683,077 shares of the Company's series A-2 junior convertible preferred stock, $.001 par value per share, for consideration of $170,769.00. Robinwood LLC sold and transferred these shares to Robinwood LP on the same date. These shares were converted into 113,845 shares of Class A Common Stock. Robinwood LLC and Robinwood LP used their general working capital to purchase these shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment.

     Other than in his capacity as Chairman of the Board and Chief Executive Officer of the Company, Mr. Filipowski does not have any present plans or proposals that relate to or would result in any of the following (although Mr. Filipowski reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) Mr. Filipowski beneficially owns 8,284,163 shares of Class A Common Stock, including 729,166 shares held directly and 7,407,819 shares held by the Trust, 113,845 shares held through Robinwood LLC and Robinwood LP, and 33,333 shares held through Platinum Construction. Mr. Filipowski disclaims beneficial ownership of the Class A Common Stock held by Platinum Construction, except to his pecuniary interest in Platinum Construction. Based on there being 114,158,942 shares of Class A Common Stock outstanding, as disclosed by the Company is its final prospectus dated July 11, 2000 as filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, the shares of Class A Common Stock that may be deemed beneficially owned by Mr. Filipowski represent an aggregate 7.3% of the issued and outstanding shares of Class A Common Stock, including shares held by the Trust, Robinwood LLC, Robinwood LP, and Platinum Construction, representing 6.5%, 0.1%, 0.1%, and 0.03%, respectively, of the issued and outstanding Class A Common Stock.

     (b) Mr. Filipowski has sole power to direct the vote and the disposition of 876,344 shares of Class A Common Stock and shared power to direct the vote and disposition of 7,407,819 shares of Class A Common Stock. As co-trustee of the Trust, a revocable trust formed by Mr. Filipowski for his sole benefit, Mr. Filipowski shares the power to direct the vote and disposition of the shares of Class A Common Stock held by the Trust. Pursuant to the terms of the trust agreement for the Trust, however, Mr. Filipowski can declare himself to be the sole trustee or change the trustee of the Trust, revise the terms of the trust agreement, or revoke the Trust at any time.

     (c) Mr. Filipowski purchased 500,000 shares of Class A Common Stock in the Initial Public Offering at a purchase price of $9.00 per share.

     Paragraphs (d) and (e) of Item 5 are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As partial consideration for the underwriters' agreement to purchase and undertake the Initial Public Offering, each of Mr. Filipowski, the Trust, and Robinwood LP has delivered a letter agreement dated as of July 11, 2000 (the "Lock-up Agreements") to Fleet Boston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Bear Stearns & Co. Inc., William Blair & Company, L.L.C., and DLJdirect Inc., as representatives of the several underwriters (the "Underwriters"), whereby each of Mr. Filipowski, the Trust, and Robinwood LP has agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of Class A Common Stock, any options or warrants to purchase any shares of Class A Common Stock or any securities convertible into or exchangeable for shares of Class A Common Stock owned or acquired directly by such person or with respect to which such person has or acquires the power of disposition, otherwise than (i) with respect to sales or purchases of Class A Common Stock acquired on the open market, (ii) transfers of Class A Common Stock to family members, family partnerships, or any other family-qualified entity or trust, provided the donee or donees thereof agree in writing to be bound by the terms of this restriction, or (iii) with the prior written consent of FleetBoston Robertson Stephens Inc. for a period of 180 days after the commencement of the Initial Public Offering on July 11, 2000. Copies of the Lock-up Agreements are attached hereto as Exhibit 2, 3, and 4.

     Under a stockholders agreement, Mr. Filipowski has agreed that, for a period of one year from the consummation of the Initial Public Offering, he will not sell more than 10% of the capital stock that he owns, other than to family members, family trusts, family-owned corporations or partnerships, or his estate, without first giving notice to stockholders who acquired Class A Common Stock upon the conversion of the Company's series D and series D-1 preferred stock, which took place upon the consummation of the Initial Public Offering, and giving such parties the right to participate pro rata in the sale. A copy of this stockholders agreement is attached hereto as Exhibit 5.

     See Items 2 and 3 for additional information that may be required by this
Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
-----------     -----------

     1. Agreement, dated July 28, 2000, among Mr. Filipowski, the Trust, Robinwood LLC, Robinwood LP, and Platinum Construction regarding the filing of this Statement on Schedule 13D.

     2. Lock-up Agreement delivered by Mr. Filipowski to the Underwriters dated as of July 11, 2000 imposing certain restrictions on the transfer of shares of Class A Common Stock.

     3. Lock-up Agreement delivered by the Trust to the Underwriters dated as of July 11, 2000 imposing certain restrictions on the transfer of shares of Class A Common Stock.

     4. Lock-up Agreement delivered by Robinwood Investment Company, LP delivered to the Underwriters dated as of July 11, 2000 imposing certain restrictions on the transfer of shares of Class A Common Stock.

     5. Series D Stockholders Agreement, dated as of December 7, 1999, among divine interVentures, inc., the Management Stockholders (as defined therein), and the Purchasers (as defined therein).

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  July 28, 2000                      /s/ ANDREW J. FILIPOWSKI
                                       -----------------------------------------
                                               Andrew J. Filipowski

                                      AJF-1999 TRUST U/A/D 5/20/99

                                        By:   /s/ ANDREW J. FILIPOWSKI
                                             -----------------------------------
                                             Trustee

                                      ROBINWOOD MANAGEMENT COMPANY, LLC

                                        By: AJF-1999 TRUST U/A/D 5/20/99


                                            By:  /s/ ANDREW J. FILIPOWSKI
                                                 -------------------------------
                                                 Trustee

                                      ROBINWOOD INVESTMENT COMPANY, L.P.

                                        By:   ROBINWOOD MANAGEMENT,
                                              COMPANY LLC, its General Partner

                                              By:   AJF-1999 TRUST U/A/D 5/20/99


                                                  By:  /s/ ANDREW J. FILIPOWSKI
                                                       ------------------------
                                                       Trustee

                                      PLATINUM CONSTRUCTION CORP.

                                        By:  /s/ ANDREW J. FILIPOWSKI
                                            -----------------------------------
                                            President